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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the date of September 25, 2003

IFCO Systems N.V.

(Translation of Registrant's name into English)

Koningslaan 34, 1075 AD Amsterdam, The Netherlands
(Address of principal executive office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒            Form 40-F ☐

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        )

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        )

        (Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

EXPLANATORY NOTE

        On September 25, 2003 the Registrant announced the following developments regarding its business. In the discussion below, "we," "us," "our," and "IFCO" and other similar terms refer to the Registrant, IFCO Systems N.V., and its consolidated subidiaries, except where the context otherwise requires.

RECENT DEVELOPMENTS

Legal Proceedings

        We are and, from time to time, may be a party to various legal proceedings arising in the ordinary course of business. Most of that litigation involves claims for personal injury or property damage incurred in connection with our operations or collection actions by us for amounts owed for products or services. Except as described below, we believe that none of these actions will have a material adverse effect on our financial condition or results of operations.

  Europe

        Three actions have been brought before the regional court in Munich, Germany against IFCO Systems GmbH and another subsidiary of ours, IFCO Systems España S.A., by Arthur Stöckli and Asto Consulting Innovative Marketing with respect to certain agency agreements.

        Under an agreement between Arthur Stöckli acting under the name of "Asto Consulting Innovative Marketing S.A." and IFCO Systems GmbH on the development of "IFCO-Systems" in South America, Mr. Stöckli was obligated to establish several companies in South America. Mr. Stöckli has asserted claims on the reimbursement of expenses, which IFCO Systems GmbH believes are unfounded. In August 2002, the regional court in Munich awarded Mr. Stöckli $73,900 out of the $401,905 he had claimed. In March 2003, we paid the court award.

        In a second lawsuit pending before the regional court in Munich since December 2001, Mr. Stöckli claims alleged outstanding remuneration on the grounds of the South American development agreement in the amount of approximately $500,000. IFCO Systems GmbH has opposed the claim and has asserted counterclaims against Mr. Stöckli for unjust enrichment. In February 2003, the regional court in Munich dismissed the action in part with respect to claimed remuneration of approximately $291,000 for the period March 2001 through April 2002. The decision is not final and has been appealed. The court has not yet ruled on the remaining claim covering the period June 1998 through February 2001.

        In May 2002, Mr. Stöckli brought a third action before the regional court in Munich against IFCO Systems España regarding claims for sales commissions in an amount of €380,000 (or approximately $405,000) arising from an agency agreement on the placing of lease contracts concerning specific IFCO products in Spain. The parties disagree on the date of termination of the agreement. Mr. Stöckli claims the payment of alleged outstanding sales commissions and also seeks a declaratory judgment stating that IFCO Systems España has to bear all costs arising out of the settlement of certain employment contracts. IFCO Systems España's position is that the claims are unfounded. However, should the court hold that the agency agreement was not terminated, there is a risk that IFCO Systems España will have to pay the respective sales commissions and future sales commissions as well as the settlement costs for the employment contracts, amounting to approximately €1.5 million, or approximately $1.6 million. In August 2003, the regional court in Munich awarded Mr. Stöckli €10,689 (or approximately $11,400) out of the €380,000 he had claimed. The decision is not final and may be appealed.

        Mr. Stöckli has also asserted additional claims for damages based upon these agreements, amounting to approximately $9.0 million, as well as claims for damages relating to his investment in a company in the amount of approximately $400,000. These claims have thus far not been brought before a court. We believe all of these claims are unfounded.

        In 2000, we entered into a contract with SE Kasse Service A/S for washing of reusable plastic containers ("RPCs"). The parties agreed upon a contractual term of ten years, although we subsequently canceled the contract. As a result, SE Kasse is seeking to recover damages in an amount of approximately $5.3 million based on non-performance of the contract. After several failed attempts to settle the dispute, SE Kasse initiated arbitration proceedings before a Danish arbitral court. We believe that the amount in dispute does not take into consideration certain items to be deducted, such as costs saved by SE Kasse. We cannot, however, assure you that we will not be liable for the total sum.

        In January 1997, we entered into an agreement with Michael Schoeller, Christoph Schoeller, and Martin Schoeller to acquire the entire share capital of IFCO Skandinavien A/S. In addition to our purchase of the IFCO Skandinavien A/S share capital, the agreement provided (as was the case in a pre-existing contract) that we would pay to Schoeller Plast Enterprise A/S ("SPE") a commission of approximately $0.01 for each RPC rented in Scandinavia. The commission was to be valid as long as SPE did not operate any leasing business in competition with us. SPE commenced a legal action against us claiming the payment of commissions amounting to approximately €90,000 (or approximately $96,000) and, furthermore, seeking a declaratory judgment on the validity of the agreement. We paid the claimed commissions for 2001 in the amount of approximately €92,000 (or approximately $98,000), and for 2002, to the extent invoiced, in the amount of approximately €43,000 (or approximately $46,000). On September 30, 2002, we terminated the agreement by written notice. The validity of the agreement has not been questioned by us. However, we consider the agreement to be entered into for an indefinite period and terminable by giving due notice. We believe that we terminated the agreement effectively, fulfilled our obligations under the agreement, and, therefore, that SPE's claims are unfounded. However, should the court hold that the termination of the agreement was not effective, we could be liable for further commission payments in the average amount of €100,000, or approximately $106,000, per year for an indefinite period.

        In October 2001, we entered into an engagement letter with ING Barings Limited in connection with a review of our indebtedness and subsequent transactions that might arise out of that review. This effort was not successful, and we subsequently pursued other options resulting in the restructuring of our Senior Subordinated Notes. Pursuant to the engagement letter, we were required to reimburse ING Barings for its out-of-pocket expenses and professional fees and expenses incurred in connection with the engagement, subject to our prior approval of any professional fees and expenses. We have reimbursed ING Barings approximately $0.2 million for out-of-pocket expenses. ING Barings has additionally claimed reimbursement for third party professional fees of approximately $1.4 million. In late March 2003, ING Barings initiated legal proceedings against us with respect to its claim. We intend to dispute this claim vigorously.

  North America

        In 2000, our Canadian subsidiary, IFCO Systems Canada, Inc., entered into a contract with VF Automation, LLC for the production and installation of two pallet recycling production lines. Construction of the first production line was completed, but IFCO Canada maintains it did not meet the performance criteria required under the terms of VF Automation's contract, and IFCO Canada did not make a final payment of approximately $0.3 million due upon satisfactory completion. As a result of the problems with the first production line and other issues involving VF Automation, IFCO Canada directed VF Automation to stop production of the second line for which IFCO Canada had already paid a deposit of approximately $2.0 million. After extensive efforts to recover its damages from VF Automation through negotiations, IFCO Canada commenced legal action against VF Automation in U.S. federal district court for the Southern District of Texas in May 2002 and the lawsuit was subsequently transferred to the U.S. federal district court for the District of Minnesota. In this breach of contract lawsuit, IFCO Canada is seeking to recover all the approximately $5.4 million it paid VF Automation under its contract. VF Automation has filed a counterclaim against IFCO Canada claiming unspecified amounts due to VF Automation under the contract. Although we cannot assure you that the lawsuit will be resolved favorably, IFCO Canada intends to pursue its claims vigorously and defend against VF Automation's counterclaim.

  Environmental

        Zellwood.    The Zellwood facility is a single parcel of real property that is subject to a Superfund litigation consent decree, and our subsidiary held title to the assets of this facility pending completion of negotiations between the buyer of our industrial container services operations, the U.S. Environmental Protection Agency ("EPA") and the Florida Department of Environmental Protection ("FDEP"). The negotiations between the agencies and the buyer of our operations involved prospective purchaser agreements provided for under so-called "Brownfield" programs to protect the buyer of industrial property from responsibility for pre-existing environmental conditions. The final prospective purchaser agreements related to the Zellwood facility between the buyer and EPA and FDEP were entered into in September 2002. Our subsidiary has now transferred title to the Zellwood assets to the buyer. Upon the transfer, half of the escrowed cash ($1 million) and the escrowed promissory notes were distributed to us. In connection with the agreements, we paid a $114,000 fee to the EPA and an $11,000 fee to FDEP. After applying these costs, the remaining cash released from escrow was paid to our senior lenders to be applied to our Senior Credit Facility and the released promissory notes were pledged to the senior lenders as additional security.

        Operating Industries, Inc.    Container Services Company, our indirect subsidiary, was identified as a potentially responsible party in the Operating Industries, Inc. Superfund environmental clean-up site. In 2001, we entered into a settlement, via a consent judgment, to settle EPA's claims for liability for the Operating Industries site. The settlement of $0.8 million, which was paid from the proceeds of the sale of the industrial container services operations, was delivered to a third party to hold in escrow until final payment is made. The final settlement payment was made from the escrow in early July 2002.

        Acme Barrel.    Our Acme Barrel Company subsidiary ("Acme Barrel"), no longer operating, has been the subject of environmental complaints in the past, and we have recently been named in lawsuits concerning health and environmental impacts allegedly caused by Acme Barrel. We have contractual obligations to indemnify, and may be subject to claims by, others concerning environmental matters relating to Acme Barrel's operations.

        We acquired Acme Barrel (which has been renamed Chicago Drum, Inc., and was also previously known as, among other things, IFCO Systems Chicago, Inc.) as part of our acquisition of PalEx, Inc. in 1999. The Acme Barrel operation, located in the City of Chicago, reconditioned drums from industrial customers for many decades. Drums arriving at Acme Barrel's facility sometimes contained hazardous substances in the residue of their contents. Acme Barrel's operations included reconditioning the drums by, for example, heating them to high temperatures or washing them to eliminate residues, and then repainting them.

        In November 2001, we entered into an agreement with Industrial Container Services, LLC ("ICS") to sell the industrial container business of which Acme Barrel was a part. Pursuant to our agreement with ICS, we later sold that business, but retained title to the Acme Barrel real property and continued to provide barrel refurbishing services at the facility on behalf of the buyer of the operations. Operations ceased at that facility in December 2002. One of our subsidiaries continues to hold title to the Acme Barrel real property, but under our agreement with ICS we may under certain circumstances transfer title to that real property to ICS or an affiliate or an assignee of ICS.

        As part of the sale of the Acme Barrel operation to ICS, IFCO Systems N.V. and certain of its subsidiaries agreed to indemnify the buyer against certain environmental liabilities, and the buyer agreed to reimburse us for certain remediation costs that we may incur and that the buyer has approved. Whether or not Acme Barrel transfers title to the property, IFCO Systems N.V. and certain of its subsidiaries, including Acme Barrel, have potential liability for environmental claims, including claims by third parties against us for remediation costs. Although the most recent preliminary estimates of the costs to remediate the Acme Barrel property range from approximately $2 million to $5 million, we can provide no assurance that remediation costs will not exceed those estimates. To date, no regulatory authority has ordered remediation of the Acme Barrel property, and the buyer has not requested any indemnification for environmental remediation. We can provide no assurance that such liabilities will not arise in the future or that, if such liabilities do arise, they will not have a material adverse effect on our business, liquidity, results of operations or financial condition.

        A series of compliants by local residents, employees of nearby establishments and others about odors, fumes and alleged health hazards posed by the activities of Acme Barrel led to investigations by city, state, and federal regulatory authorities. In February 1999, the City of Chicago Department of Environment ("DOE") filed a complaint alleging that the Acme Barrel operation constituted a public nuisance and that its operation violated the Municipal Code. The complaint was resolved without Acme Barrel admitting any wrongdoing by a July 2000 Consent Decree and Order under which Acme Barrel agreed to implement certain operational control changes to reduce air emissions and odors, and to take initial steps to cease operations. DOE in January 2002 again initiated proceedings relating to odor and air quality complaints. Acme Barrel, without admitting any wrongdoing, settled those proceedings in a July 2002 First Amended Consent Decree and Order, under which it agreed to relocate its operations before May 31, 2003, and to make certain capital improvements to the facility pending the relocation. As a related matter, approximately 96 claimants asserted pollution nuisance claims before the Illinois Pollution Control Board with respect to certain operations of the Acme Barrel facility from January 2000 until January 2002. The claimants sought a cease and desist order against our subsidiary. The claims were settled in November 2002 with an agreement to close the facility by May 31, 2003. After holding a public hearing on the settlement, the Illinois Pollution Control Board issued a final opinion and order of dismissal of the complaints in May 2003. The EPA issued a notice of violation to Acme Barrel in January 2002 alleging deficiencies in the facility's response to demands for measurement of air emissions, maintenance of records of those measurements, and installation of equipment to capture air emissions. Without admitting to any wrongdoing, Acme Barrel settled the EPA notice of violation for $25,000 in August 2002. In consultation with ICS, we ceased operations at the Acme Barrel facility in December 2002.

        Two lawsuits were recently filed in Illinois state court in Cook County, naming as defendants IFCO Systems N.V. and certain of our subsidiaries as well as a number of the customers, ICS and certain affiliates of ICS, based upon alleged discharges of contaminants, toxic substances and chemicals from the Acme Barrel facility on or before mid-2001. The first lawsuit was filed in May 2003 on behalf of approximately 300 plaintiffs, individually and on behalf of a putative class of people alleged to have been exposed to releases from the facility. In addition to claims of bodily injury, the suit includes wrongful death claims. The second lawsuit, filed in June 2003, is a wrongful death action alleging the cause of death as exposure to releases from the facility based on the decedent's employment in a building across the street from the facility. The plaintiffs in each lawsuit seek unspecified damages. At this early stage, we cannot accurately assess the potential merit or consequences of these claims. Although we believe claims such as these are typically fact-intensive and can take years to resolve, we can provide no assurance about the timing of any resolution of these claims. Some of the other named defendants are former customers of Acme Barrel, which we had agreed to indemnify and hold harmless against certain environmental liabilities, and we cannot assess the extent to which any such customers will incur liability or become entitled to indemnification from us. We have agreed to assume the defense of ICS, its parent, and certain affiliates, which have been named as defendants, on the basis that the claims could give rise to a claim covered by the indemnity in the agreement for the sale of Acme Barrel. Moreover, we cannot predict what actions other defendants might take or whether such actions would be prejudicial to us. We intend to defend these claims vigorously. However, if these claims are determined adversely to us or to parties to whom we owe indemnities, such claims could have a material adverse effect on our business, liquidity, results of operation and financial condition.

        We have accrued $1.0 million during the three months ended June 30, 2003 for defense of this matter for legal and other costs that may be required in defending these lawsuits. We may be exposed to additional costs relating to these lawsuits, which are not currently estimable but which may be material. We can provide no assurance concerning the availability or adequacy of any insurance recovery in connection with these lawsuits or related liabilities.

Other Developments

        On June 10, 2003, we announced that we had been informed by APAX Partners that investment funds advised by APAX Partners (collectively with APAX Partners, "APAX") had made a conditional private purchase offer to several of our major shareholders with a view toward acquiring a majority of the outstanding shares. On June 26, 2003, we announced that we had been informed by APAX that it had revised its conditional private purchase offer to several of IFCO Systems N.V.'s major shareholders, and that such revised offer, which was submitted by Deutsche Bank, was open until 15:00 (London time) on June 26, 2003. To our knowledge, none of such shareholders accepted such offer prior to its expiration and such offer was not extended.

        We recently completed a reorganization of our U.S. subsidiaries primarily involving the consolidation of a number of our drum and pallet operating subsidiaries and the renaming of certain of our subsidiaries. In connection with the reorganization, certain of IFCO Systems North America, Inc.'s drum subsidiaries merged into Drum Subs. Inc. (formerly IFCO Systems Kansas, Inc.) and certain of its pallet subsidiaries merged into Pallet Companies, Inc. (formerly Pallet Management Services, Inc.).

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)
Date: September 25, 2003	By:	/s/ MICHAEL W. NIMTSCH Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

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EXPLANATORY NOTE
RECENT DEVELOPMENTS
SIGNATURE